[LOGO OF USAA]    9800 Fredericksburg Road
   USAA(R)        San Antonio, Texas 78288

                                                             March 20, 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Life Insurance Separate Account of USAA Life Insurance Company USAA Life Insurance Company
            Form N-6 Registration Statement
            File No. 333-103548

Ladies and Gentlemen:

      USAA Life Insurance Company ("Depositor") and Life Insurance Separate Account of USAA Life Insurance Company ("Registrant") hereby request, pursuant to Rule 477(a) under the Securities Act of 1933, the withdrawal of their Form N-6 Registration Statement filed with the Commission on February 28, 2003, File No. 333-103548 (the "Registration Statement"), which was inadvertently filed as a new registration statement under the EDGAR system. No securities have been sold pursuant to this Registration Statement.

    Depositor and Registrant had intended to file the Registration Statement as Post-Effective Amendment No. 7 to their existing registration statement on Form S-6, the original version of which was filed with the Commission on January 30, 1998, File No. 333-45343. Depositor and Registrant have subsequently refiled the Registration Statement correctly as a post-effective amendment to File No. 333-45343, on March 20, 2003.

    For all the above reasons, Depositor and Registrant request the withdrawal of the Registration Statement, File No. 333-103548, as consistent with the public interest and the protection of investors.

Sincerely,

USAA LIFE INSURANCE COMPANY

/s/ Cynthia A. Toles

Cynthia A. Toles
Vice President and Assistant Secretary

994470/CAT/sj